Exhibit 12.1

Arlington Asset Investment Corp.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended	Years Ended December 31,
	September 30, 2010	2009	2008	2007	2006		2005

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$18,351	$140,981	$(303,203)	$(660,724)	$(74,863)		$(239,773)

Distributed income of equity investees	222	326	7,355	1,933	13,821		19,172

Fixed charges:

Interest expense and amortization of debt discount and premium on all indebtedness	828	3,645	72,751	472,100	557,257		511,125
Rentals	39	77	251	2,316	3,071		1,992

Total fixed charges	$867	$3,722	$73,002	$474,416	$560,328		$513,117

Pre-tax income (loss) from continuing operations adjusted to exlude income or loss from equity investees plus fixed charges and distributed income of equity investees	$19,440	$145,029	$(222,846)	$(184,375)	$499,286		$292,516

Ratio of earnings to fixed charges	22.4	39.0	(A )	(A )	(A	)	(A	)

(A)	Due to the company’s losses in 2008, 2007, 2006, and 2005, the ratio coverage in these years was less than 1:1. The company would have had to generate additional earnings of $295,848, $658,791, $61,042, and $220,601, respectively, to achieve coverage of 1:1 in those years.